FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes             No  X
                                 ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Report A -     Press Release Concerning Results of CEZ Operations

Report B -     Unaudited Financial Statements in accordance with IFRS as of
               September 30, 2005

Report C -     CEZ, a. s., Quarterly Report on Operational, Economic and
               Financial Results for 1st through 3rd Quarters 2005

Report D -     Preliminary, Non-binding Bid for Polish Coal Company, Katowicki
               Holding Wenglowy S.A.

REPORT A:


               PRESS RELEASE CONCERNING RESULTS OF CEZ OPERATIONS

CEZ's net profit (unconsolidated) for the first three quarters of this year nearly doubled to CZK 13.4 billion.

In the first three quarters, the energy utility, CEZ, achieved an operating profit of CZK 14,959 million, a 60% increase yr/yr. The net profit amounted to CZK 13,420 million, up 94% yr/yr. The increase in the net profit was largely due to CZK 4 billion in dividends received from subsidiaries. The company's sales rose by CZK 4 billion, while its expenses fell by more than CZK 1.5 billion.

"We are pleased by the fact that the sales have increased markedly; we have succeeded in keeping down our expenses. In the expenses incurred in connection with electricity generation, we have significantly reduced the cost of repairs, in part as a result of a smaller extent of overhauls, but also the cost of fuel. There has been a favorable trend in the balance of provisions. A marked decrease in the cost of electricity purchased abroad is reflected in the volume of trade on the side of sales, but the revenues have increased," said Vice-Chairman of the Board and CFO, Petr Voboril.

The financial resources generated from operating activities reached CZK 25 billion, up yr/yr by CZK 7 billion. The funds spent in investments (including financial investments) rose by CZK 3.5 billion to CZK 11 billion. The increase was primarily due to the successful acquisition of the Romanian distribution company, Electrica Oltenia.

Electricity generation in CEZ's power plants in the first three quarters of this year reached 44,204 GWh. Coal-fired power plants still generate the most electricity, accounting for 56% of total output. The generation in nuclear power plants reached 41%. The remaining 3% was generated by hydroelectric power plants and other renewable sources.

A 2.3% growth in demand for electricity in the Czech Republic has increased the domestic sales of CEZ's electricity, while on the other hand, exports have declined. "In the coming years, we will focus on the domestic market. We expect domestic sales to increase, and anticipate that exports will continue to decline. Here, we will focus on and have already made arrangements for exports to the regions of Southeastern Europe," said CEZ's Vice-Chairman of the Board and Commercial Director, Alan Svoboda.

The results presented are not consolidated, but the subsidiaries of the CEZ Group have also performed very well. The spotlight is held by the first successful acquisition by CEZ of three Bulgarian distribution companies. In less than a year from the time when the local distributors became part of the CEZ Group, actual changes have been achieved. Director and Administration Division Manager, Radomir Lasak, commented on the situation in Bulgaria as follows:
"Control over the companies was obtained faster than we had expected. Coordination of activities among the local distributors has brought the first cost savings in the order of tens of percent, and the year-on-year increase in profits is close to 50 percent. This year's electric energy losses have been reduced by about 10% in all the three distributors, and our distribution companies were the first to obtain a license for trade in electricity in the free Bulgarian market."

Table: Results of CEZ's Operations (Unconsolidated) for the First Nine Months of 2005

                                             (CZK mil.)             yr/yr change
--------------------------------------------------------------------------------
Operating revenues                             49,750                 + 8.9%

- sales of electricity                         48,133                 + 9.0%
--------------------------------------------------------------------------------

Operating expenses                             34,791                 - 4.2%
--------------------------------------------------------------------------------

Operating profit                               14,959                 + 59.7%
--------------------------------------------------------------------------------

Profit before tax                              16,203                 + 79.2%
--------------------------------------------------------------------------------

Profit after tax                               13,420                 + 93.9%
--------------------------------------------------------------------------------

Note: according to the International Accounting Standards

REPORT B:

                  UNAUDITED FINANCIAL STATEMENTS IN ACCORDANCE
                       WITH IFRS AS OF SEPTEMBER 30, 2005

BALANCE SHEET IN ACCORDANCE WITH IFRS AS OF SEPTEMBER 30, 2005 (IN CZK
MILLIONS):

--------------------------------------------------------------------------------
                                                     current year     prior year
--------------------------------------------------------------------------------
ASSETS                                                    263 562     255 496
--------------------------------------------------------------------------------
  Fixed assets                                            243 327     245 108
--------------------------------------------------------------------------------
  Property, plant and equipment                           171 400     178 935
--------------------------------------------------------------------------------
    Plant in service                                      283 480     280 092
--------------------------------------------------------------------------------
    Less accumulated provision for depreciation           127 185     118 224
--------------------------------------------------------------------------------
    Net plant in service                                  156 295     161 868
--------------------------------------------------------------------------------
    Nuclear fuel, at amortized cost                         8 021       7 909
--------------------------------------------------------------------------------
    Construction work in progress                           7 084       9 158
--------------------------------------------------------------------------------
  Other non-current assets                                 71 927      66 173
--------------------------------------------------------------------------------
    Investments and other financial assets, net            70 773      64 883
--------------------------------------------------------------------------------
    Intangible assets, net                                  1 154       1 290
--------------------------------------------------------------------------------
  Current assets                                           20 235      10 388
--------------------------------------------------------------------------------
    Cash and cash equivalents                               7 084       1 141
--------------------------------------------------------------------------------
    Receivables, net                                        6 456       5 368
--------------------------------------------------------------------------------
    Income tax receivable                                   2 710
--------------------------------------------------------------------------------
    Materials and supplies, net                             2 672       2 538
--------------------------------------------------------------------------------
    Fossil fuel stock                                         574         705
--------------------------------------------------------------------------------
    Other current assets                                      739         636
--------------------------------------------------------------------------------
EQUITY AND LIABILITIES                                    263 562     255 496
--------------------------------------------------------------------------------
  Equity                                                  169 779     162 477
------------------------------------------------------------------------------
    Stated capital                                         58 303      59 218
--------------------------------------------------------------------------------
    Retained earnings and other reserves                  111 476     103 259
--------------------------------------------------------------------------------
  Long-term liabilities                                    66 816      67 351
--------------------------------------------------------------------------------
    Long-term debt, net of current portion                 36 901      38 071
--------------------------------------------------------------------------------
    Accumulated provision for nuclear
    decommissioning and fuel storage                       29 915      29 280
--------------------------------------------------------------------------------
    Other long-term liabilities
--------------------------------------------------------------------------------
  Deferred tax liability                                   14 856      11 885
--------------------------------------------------------------------------------
  Current liabilities                                      12 111      13 783
--------------------------------------------------------------------------------
    Short-term loans
--------------------------------------------------------------------------------
    Current portion of long-term debt                       1 838       1 809
--------------------------------------------------------------------------------
    Trade and other payables                                7 143       8 703
--------------------------------------------------------------------------------
    Income tax payable                                                    515
--------------------------------------------------------------------------------
    Accrued liabilities                                     3 130       2 756
--------------------------------------------------------------------------------

INCOME STATEMENT IN ACCORDANCE WITH IFRS AS OF SEPTEMBER 30, 2005 (IN CZK MILLIONS):

------------------------------------------------------------------------------------------------------
                                                        current period            prior year period
------------------------------------------------------------------------------------------------------
                                                      July -     January -       July -      January -
                                                    September    September     September     September
------------------------------------------------------------------------------------------------------
Revenues                                               15 980       49 750        14 601        45 700
------------------------------------------------------------------------------------------------------
  Sales of electricity                                 15 611       48 133        14 264        44 168
------------------------------------------------------------------------------------------------------
  Heat sales and other revenues                           369        1 617           337         1 532
------------------------------------------------------------------------------------------------------
Operating expenses                                     11 952       34 791        12 160        36 332
------------------------------------------------------------------------------------------------------
  Fuel                                                  3 251       10 299         3 259        10 458
------------------------------------------------------------------------------------------------------
  Purchased power and related services                  1 875        5 538         1 932         6 497
------------------------------------------------------------------------------------------------------
  Repair and maintenance                                  776        1 896         1 030         2 320
------------------------------------------------------------------------------------------------------
  Depreciation and amortization                         3 432       10 164         3 353        10 145
------------------------------------------------------------------------------------------------------
  Salaries and wages                                    1 296        3 228           901         2 910
------------------------------------------------------------------------------------------------------
  Materials and supplies                                  473        1 262           400         1 239
------------------------------------------------------------------------------------------------------
  Other operating expenses                                849        2 404         1 285         2 763
------------------------------------------------------------------------------------------------------
Income before other expense/income and
income taxes                                            4 028       14 959         2 441         9 368
------------------------------------------------------------------------------------------------------
Other expenses/income                                     610       -1 244           -26           327
------------------------------------------------------------------------------------------------------
  Interest on debt, net of capitalized
  interest                                                470        1 234           485         1 200
------------------------------------------------------------------------------------------------------
  Interest on nuclear provisions                          512        1 537           490         1 470
------------------------------------------------------------------------------------------------------
  Interest income                                         -59         -130           -53          -114
------------------------------------------------------------------------------------------------------
  Foreign exchange rate losses/gains, net                -311          364          -280          -121
------------------------------------------------------------------------------------------------------
  Other expenses/income, net                               -2       -4 249          -668        -2 108
------------------------------------------------------------------------------------------------------
Income before income taxes                              3 418       16 203         2 467         9 041
------------------------------------------------------------------------------------------------------
Income taxes                                              894        2 783           716         2 119
------------------------------------------------------------------------------------------------------
Net income                                              2 524       13 420         1 751         6 922
------------------------------------------------------------------------------------------------------

CASH FLOW STATEMENT IN ACCORDANCE WITH IFRS FOR NINE-MONTS PERIOD ENDED SEPTEMBER 30, 2005 (IN CZK MILLIONS):

-----------------------------------------------------------------------------------------------------------
                                                                      current period      prior year period
-----------------------------------------------------------------------------------------------------------
Operating activities:
-----------------------------------------------------------------------------------------------------------
  Income before income taxes                                              16 203                9 041
-----------------------------------------------------------------------------------------------------------
  Adjustments to reconcile income before income taxes to net cash provided by operating activities:
-----------------------------------------------------------------------------------------------------------
    Depreciation and amortization and asset
    write-offs                                                            10 175               10 160
-----------------------------------------------------------------------------------------------------------
    Amortization of nuclear fuel                                           2 197                2 404
-----------------------------------------------------------------------------------------------------------
    Gain/Loss on fixed assets retirements, net                               -10                 -587
-----------------------------------------------------------------------------------------------------------
    Foreign exchange rate loss/gain, net                                     364                 -122
-----------------------------------------------------------------------------------------------------------
    Interest expense, interest income and
    dividends income, net                                                 -2 953                 -593
-----------------------------------------------------------------------------------------------------------
    Provision for nuclear decommissioning and
    fuel storage                                                             482                  492
-----------------------------------------------------------------------------------------------------------
    Provision for doubtful accounts,
    environmental claims and other
    adjustments                                                             -453                   56
-----------------------------------------------------------------------------------------------------------
  Changes in assets and liabilities:
-----------------------------------------------------------------------------------------------------------
    Receivables                                                             -220                1 318
-----------------------------------------------------------------------------------------------------------
    Materials and supplies                                                  -134                  -68
-----------------------------------------------------------------------------------------------------------
    Fossil fuel stocks                                                       131                  149
-----------------------------------------------------------------------------------------------------------
    Other current assets                                                    -102                 -114
-----------------------------------------------------------------------------------------------------------
    Trade and other payables                                              -1 097               -1 308
-----------------------------------------------------------------------------------------------------------
    Accrued liabilities                                                      393                  494
-----------------------------------------------------------------------------------------------------------
Cash generated from operations                                            24 976               21 322
-----------------------------------------------------------------------------------------------------------
    Income taxes paid                                                     -3 038               -4 219
-----------------------------------------------------------------------------------------------------------
    Interest paid, net of interest
    capitalized                                                           -1 060                 -879
-----------------------------------------------------------------------------------------------------------
    Interest received                                                        131                  115
-----------------------------------------------------------------------------------------------------------
    Dividends received                                                     3 964                1 679
-----------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                 24 973               18 018
-----------------------------------------------------------------------------------------------------------
Investing activities:
-----------------------------------------------------------------------------------------------------------
    Acquisition of subsidiaries and
    associates                                                            -7 525               -3 745
-----------------------------------------------------------------------------------------------------------
    Proceeds from disposal of subsidiaries and
    associates                                                             1 416
-----------------------------------------------------------------------------------------------------------
    Additions to property, plant and equipment
    and other non-current assets                                          -5 294               -8 862
-----------------------------------------------------------------------------------------------------------
    Loans made                                                              -400
-----------------------------------------------------------------------------------------------------------
    Proceeds from sales of fixed assets                                      888                5 029
-----------------------------------------------------------------------------------------------------------
    Repayments of loans                                                       50
-----------------------------------------------------------------------------------------------------------
    Change in decommissioning and other
    restricted funds                                                        -134                   67
-----------------------------------------------------------------------------------------------------------
  Total cash used in investing activities                                -10 999               -7 511
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                                                      current period      prior year period
-----------------------------------------------------------------------------------------------------------
  Financing activities:
-----------------------------------------------------------------------------------------------------------------
    Proceeds from borrowings                                                                   15 204
-----------------------------------------------------------------------------------------------------------------
    Payments of borrowings                                                -1 698               -9 516
-----------------------------------------------------------------------------------------------------------------
    Proceeds from other long-term liabilities
-----------------------------------------------------------------------------------------------------------------
    Payments of other long-term liabilities
-----------------------------------------------------------------------------------------------------------------
    Dividends paid                                                        -5 290               -4 722
-----------------------------------------------------------------------------------------------------------------
    Acquisitions/sale of treasury shares                                    -993                 -135
-----------------------------------------------------------------------------------------------------------------
  Total cash provided by (used in) financing activities                   -7 981                  831
-----------------------------------------------------------------------------------------------------------------
    Net effect of currency translation in cash                               -50                  108
-----------------------------------------------------------------------------------------------------------------
  Net increase/decrease in cash and cash equivalents                       5 943               11 446
-----------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at the beginning of period                     1 141                  888
-----------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of period                               7 084               12 334
-----------------------------------------------------------------------------------------------------------------
  Supplementary cash flow information:
-----------------------------------------------------------------------------------------------------------------
  Total cash paid for interest                                             1 466                1 346
-----------------------------------------------------------------------------------------------------------------

STATEMENT OF CHANGES IN EQUITY IN ACCORDANCE WITH IFRS (IN CZK MILLIONS):

---------------------------------------------------------------------------------------------------------
                                          Stated Capital     Fair Value and     Retained     Total Equity
                                                             Other Reserves     Earnings
---------------------------------------------------------------------------------------------------------
  December 31, 2003                               59 152                -30       93 646          152 768
---------------------------------------------------------------------------------------------------------
    Net income                                                                     6 922            6 922
---------------------------------------------------------------------------------------------------------
    Dividends declared                                                            -4 738           -4 738
---------------------------------------------------------------------------------------------------------
    Acquisition of treasury shares                  -442                                             -442
---------------------------------------------------------------------------------------------------------
    Sale of treasury shares                          509                            -202              307
---------------------------------------------------------------------------------------------------------
    Revaluation of AFS investments
    removed from equity                                                  50                            50
---------------------------------------------------------------------------------------------------------
    Gain on sale of subsidiary CEPS,                                               4 101            4 101
    net of tax
---------------------------------------------------------------------------------------------------------
  September 30, 2004                              59 219                 20       99 729          158 968
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
  December 31, 2004                               59 218                 80      103 179          162 477
---------------------------------------------------------------------------------------------------------
    Net income                                                                    13 420           13 420
---------------------------------------------------------------------------------------------------------
    Dividends declared                                                            -5 309           -5 309
---------------------------------------------------------------------------------------------------------
    Acquisition of treasury shares                -1 246                                           -1 246
---------------------------------------------------------------------------------------------------------
    Sale of treasury shares                          331                             -78              253
---------------------------------------------------------------------------------------------------------
    Change in fair value of CF                                           73                            73
    hedges recognized in equity
---------------------------------------------------------------------------------------------------------
    CF hedges removed from equity                                      -157                          -157
---------------------------------------------------------------------------------------------------------
    Share options                                                       268                           268
---------------------------------------------------------------------------------------------------------
  September 30, 2005                              58 303                264      111 212          169 779
---------------------------------------------------------------------------------------------------------

REPORT C:

            CEZ, A. S., QUARTERLY REPORT ON OPERATIONAL, ECONOMIC AND
              FINANCIAL RESULTS FOR 1ST THROUGH 3RD QUARTERS 2005

              Non-audited unconsolidated results in accordance with
                  International Financial Reporting Standards

                             Prague, 31 October 2005

Main features

[X]  EBIT up 59.7% (by CZK 5.6 billion) year-on-year to CZK 15.0 billion.

[X] Net income grew 93.9% to CZK 13.4 billion (up CZK 6.5 billion) and the full-year forecast also improved to CZK 16.0 billion.

[X] On October 20, CEZ, a. s. and the National Property Fund of the Czech Republic signed an agreement on the sale of the State's 55.8% stake in the brown coal mining company Severoceske doly a.s. for CZK 9.05 billion.

[X] A transaction making CEZ, a. s. the 51% owner of the Romanian distribution company Electrica Oltenia settled on October 4.

[X] CEZ, a. s. commenced a squeeze-out of minority shareholders from four CEZ Group electricity distribution companies whose distribution licenses are passing to CEZ Distribuce, a. s.

[X]  Over the period from January to the end of September, the price of CEZ,
     a. s. shares on the Prague Stock Exchange increased by 117.0% (from CZK 341 to CZK 739). In October the shares succumbed to an across-the-board stock market correction and on October 27 they closed at CZK 634.

[X] On July 20, the Czech Government allocated to CEZ, a. s. emission permits for 36.9 million tons per year of carbon dioxide for the 2005-2007 period.

[X] Moody's credit rating agency upped the company's rating from A3 to A2, leaving the outlook at stable.

[X] On October 27, CEZ, a. s. submitted a preliminary bid for Polish hard coal mining company Katowicki Holding Weglowy S.A.

--------------------------------------------------------------------------------------------------------------------------
                                                        January -            January -           Index           Index
                                                     September 2005       September 2004
                                                    CZK m         GWh    CZK m        GWh     05/04 (CZK)      05/04 (GWh)

Revenues                                            49 750              45 700                    108.9%
  Sales of electricity                              48 133     43 971   44 168     46 347          109.0%            94.9%
    Distribution companies                          27 747     27 861   25 375     28 602          109.3%            97.4%
    Eligible customers, market operator, other       4 012      3 283    3 730      3 284          107.6%           100.0%
    Traders                                          5 946      6 902    3 260      4 400          182.4%           156.9%
    Export                                           5 451      5 583    6 758      8 531           80.7%            65.4%
    Trading outside the Czech Republic                 359        343    1 225      1 530           29.3%            22.4%
    Revenues from sale of ancillary services         4 619               3 820                    120.9%
  Heat sales and other revenues                      1 617               1 532                    105.5%
Operating expenses                                  34 791              36 332                     95.8%
  Fuel                                              10 299              10 458                     98.5%
  Purchased power and related services               5 538               6 497                     85.2%
      of which: purchased electricity                3 837      4 018    4 739      5 048           81.0%            79.6%
  Depreciation and amortization                     10 164              10 145                    100.2%
Operating profit (EBIT)                             14 959               9 368                    159.7%
EBITDA                                              25 123              19 513                    128.8%
Other expenses(+)/income(-)                         -1 244                 327                         x
  of which: dividends received                      -4 058              -1 679                    241.7%
Income before income taxes (EBT)                    16 203               9 041                    179.2%
Net income                                          13 420               6 922                    193.9%

                                                      Unit     January-September 2005     January-September 2004   Index 05/04
Price earnings ratio (P/E)*                              1                       25.5                       21.1        121.0%
Return on equity (ROE) - net                             %                        8.1                        4.4        181.9%
Return on invested capital (ROIC)                        %                        6.3                        4.0        156.6%
EBITDA margin                                            %                       50.5                       42.7        118.3%
EBIT margin                                              %                       30.1                       20.5        146.7%
Total indebtedness (provisions excluded)                 %                       23.0                       24.5         94.1%
Long-term indebtedness                                   %                       14.0                       15.8         88.7%

*) for the last 12 months

Revenues, Expenses, Income

Favorable earnings development over the three quarters reflects excellent performance both in operations and financing.

Operating profit grew year-on-year (by 59.7%), driven by higher sales of electricity (up 9%), which were also accompanied by a decline in operating expenses (by 4.2%). Sales of electricity were up, despite reduced volumes, thanks to higher prices. The average selling price in the Czech Republic grew 11.1% in year-on-year terms, and the export price (excl. crossing-border profiles) was up 23.3%. Sales of directly exported electricity fell, as the volume decline had a greater impact than did the higher prices, but part of export was shifted to sales to domestic traders. The greatest increase in sales was seen in the electricity distribution companies category (up CZK 2.4 billion, or 9.3%), and when adjusted for reduced purchasing from these companies the increase was CZK 3.4 billion (14.1%). Sales outside of the Czech Republic fell substantially, affecting both sales revenues and electricity purchasing expenses. Sales of ancillary services were up 20.9%.

Operating expenses fell by CZK 1.5 billion (4.2%) in year-on-year terms. In addition to reduced expenses on electricity purchasing tied to lower sales outside of the Czech Republic, there was also a CZK 0.4 billion (18.3%) decrease in repairs and maintenance expenses, due in part to fewer overhauls and lower expenses for repairing hydro power plants, which underwent extraordinary repairs last year to deal with flood damage. Other expenses also declined, due in particular to reduced provisioning. Since generation was lower, fuel expenses were also down (by CZK 159 million, or 1.5%), despite the fact that reduced output of Temelin Nuclear Power Station led to a partial shift of generation from nuclear plants to fossil plants, which are more expensive to operate. Personnel expenses were up CZK 317 million (10.9%) year-on-year.

The most important factor contributing to the CZK 1.6 billion year-on-year improvement in financing performance were dividends received (CZK 4.1 billion, up CZK 2.4 billion year-on-year). Financing expenses, on the other hand, were up (by CZK 0.5 billion) due to changes in the balance of foreign exchange losses and gains.

THE NUMBER OF EMPLOYEES fell by 177 during the third quarter, due to transfers of employees to newly formed process companies. For example, 93 employees were transferred to CEZ Sprava majetku. In year-on-year terms, the decline in employees is 108 persons.

Sales of Electricity

CZECH REPUBLIC ELECTRICITY DEMAND in the first three quarters of 2005, according to our estimates, was 42.0 TWh, which corresponds to year-on-year growth of 0.9 TWh (2.3%). CEZ, a. s. SUPPLIES IN COVERING ELECTRICITY DEMAND grew by 4.4%. This growth is partly caused by moving buyout of electricity from IPP from regional distribution companies to CEZ.

Total electricity sales increased by 7.9% to CZK 43.5 bn primarily due to increase in electricity price. Total volume of electricity sold in January - September was lower by 2.4 TWh (5.1%), from which sales outside the Czech Republic represent 1.2 TWh (2.7%). Decrease of electricity supplied from CEZ's power plants thus amounts 1.2 TWh. Lower export (by 34.6%) is compensated by higher domestic sale as more export from the Czech market is organized by traders.

3.2 TWh of electricity generated in "virtual power plant" was sold in the August auction. Also in August, the annual two-round auction of electric power for the domestic market was held. In the auction, which was for 2006, a total of 13.2 TWh (beside the electricity to CEZ Prodej, s.r.o.) was sold at an average price of CZK 1,143/MWh. Total volume of domestic contracts incl. agreement concluded with CEZ's subsidiary CEZ Prodej, s.r.o. represents 90 % of expected domestic sales for 2006. Further, CEZ has concluded or negotiates about export up to 10 TWh southeastward.

In conjunction with the ongoing transformation of CEZ Group, final customers of ZCE, VCE, SCE, STE, SME and CEZ are being transferred to the newly created company CEZ Prodej, s.r.o. This portfolio represents a volume of more than 30 TWh for the next year.

Within its distribution area, CEZ Group introduced new "Green Electricity" environmental program, i.e. support of generation and supply of electricity from renewable sources of energy. Funds raised from the token charge to usual rates will go to support projects in the area of renewable energy sources.

Electricity generation in the first three quarters totaled 44,204 GWh for a year-on-year decline of 1.3 TWh (2.7%). Generation in fossil power plants was down 667 GWh (2.6%), while nuclear power plants generated 886 GWh less than in the same period of last year. On the other hand, generation from renewable sources of energy grew in volume - for hydro power plants the increase was 282 GWh (22.1%), 63 GWh of which was growth in generation in pumped-storage plants, and wind power plants accounted for 0.1 GWh (53.0%). Fossil power plants accounted for 55.7% of generation volume (24,624 GWh), nuclear power plants 40.8% (18,019 GWh) and 3.5% (1,561 GWh) was generated in hydro power plants and from other renewable sources of energy.

Investment Program

Additions to property, plant and equipment and other non-current assets in the first through third quarters totaled CZK 5.3 billion.

At the Dukovany Nuclear Power Plant, units 2 and 3 were shut down for partial fuel replacement and the outage was utilized to carry out an upgrade of instrumentation and control (I&C) and protection systems on these units. Preparations continue for a replacement of I&C and protection systems on the nuclear portion of unit 4, which will allow the unit's useful lifetime to be extended to at least 2025. The construction of a spent fuel repository in the power plant premises was completed. At the Temelin Nuclear Power Station, unit 2 was shut down from April to July to replace a portion of the fuel. After that, unit 1 was overhauled from July to October. Unit 2 will run at a reduced output level until mid-December, when it will be shut down again to correct detected glitches. Preparations have commenced for a retrofit of the Tusimice II Power Station, to take place in 2007-2009 at a total budgeted cost of approximately CZK 15 billion.

Financing

NET CASH PROVIDED BY OPERATING ACTIVITIES (CZK 25.0 billion) increased by CZK
7.0 billion (38.6%) compared to the same period of 2004. Growth components included, in particular, income before income taxes (up CZK 7.2 billion). Further positive impact was lower income tax paid (by CZK 1.2 billion, or 28.0%). These growth components were partially offset by a CZK 1.5 billion change in the receivables development trend, as there was huge decrease of receivables in the same period of 2004.

Total cash used in INVESTING ACTIVITIES rose in year-on-year terms by CZK 3.5 billion (46.4%) to CZK 11.0 billion, primarily due to increased expenditures to acquire subsidiaries and associates (Electrica Oltenia, SME). A CZK 4.1 billion (82.3%) decline in sales of fixed assets had a similar impact on this indicator. On the other hand, a CZK 3.6 billion (40.3%) fall in additions to property, plant and equipment and other non-current assets and the first installment (CZK 1.4 billion) from the sale of the CEPS stake reduced the overall cash used in investing activities.

Net cash flow from FINANCING ACTIVITIES was an outflow of CZK 8.0 billion, while in the same period of last year the result was a CZK 0.8 billion increase in cash (year-on-year change: CZK -8.8 billion). The primary reason is the fact that there is no loan drawdown to offset CZK 1.7 billion of installments paid on loans and credits in 2005, whereas in the previous year the 3rd Eurobond issue was brought to the market. Dividend payout (CZK 5.3 billion) increased year-on-year (by CZK 0.6 billion), as did the balance of purchase and sale of treasury shares (by CZK 0.9 billion).

CEZ, a. s. Ratings:

Standard & Poor's: "BBB+" with positive outlook (increase from stable outlook as of May 2005) Moody's: "A2" with stable outlook (up from "A3" as of September
2005)

Other Information

[X] On July 1, CEZ, a. s. signed an agreement with Mostecka uhelna a.s. for coal supplies sufficient to run at least one entirely new generating unit and for the comprehensive retrofit of three existing generating units in Pocerady. At the same time, terms were clarified for supplying coal to existing generating units in the 2006-2012 period. The agreement is variable and can remain in effect for up to nearly 50 years, depending on a review of territorial extraction limits.

[X] CEZ, a. s. is carrying out minority shareholders squeeze out from four CEZ Group electricity distribution companies and these companies are now holding General Meetings to approve their contributions of part of their business as their investment in kind to CEZ Distribuce, a. s. In accordance with the objectives of the Group's strategic development program, VIZE 2008, CEZ Distribuce, a. s. is becoming the license holder for the entire CEZ Group distribution area. As of today, it holds the licenses for the former distribution service areas of ZCE and VCE, and by year end it will obtain the distribution licenses for the remaining distribution areas.

[X] On September 22, Mr. Jiri Bis became a new member of the Supervisory Board replacing Mr. Martin Pecina, who resigned on the same day.

[X] On September 29, the Government of the Czech Republic decided to sell a 55.8% stake in the brown coal mining company Severoceske doly a.s. The purchase agreement between CEZ, a. s. and the National Property Fund of the Czech Republic was signed on October 20, and the acquisition price is CZK
     9.05 billion. The transaction has yet to be approved by the Antitrust
     Office.

[X] On October 4, a stake in the distribution company Electrica Oltenia was transferred to CEZ, a. s. CEZ, a. s. is now the 51% shareholder in the Romanian power distribution company.

[X] CEZ, a. s. is participating in tenders for the privatization of two Polish State-owned power companies. On August 19, we placed a bid for a stake in Zespol Elektrowni Dolna Odra SA and this was followed on September 9 by a bid for a stake in Elektrownia Kozienice SA, which made the short list.

[X] CEZ, a. s. participated in a tender for a power plant and mine in Montenegro. However, none of the bidders satisfied the conditions set by the tender organizer.

[X] At the present time, CEZ, a. s. has qualified as one of 10 bidders in a tender for the privatization of the Romanian distribution company Electrica Muntenia Sud. The deadline for submission of binding bids has been set for December 23.

[X] On October 27, CEZ, a. s. submitted a preliminary bid for at least 10% stake in the second largest Polish hard coal mining company Katowicki Holding Weglowy S.A.

INCOME STATEMENT IN ACCORDANCE WITH IFRS (in CZK millions)

                                                                        7.-9./2005   1.-9./2005  7.-9./2004   1.-9./2004
Revenues                                                                    15 980       49 750      14 601       45 700
  Sales of electricity                                                      15 611       48 133      14 264       44 168
  Heat sales and other revenues                                                369        1 617         337        1 532
Operating expenses                                                          11 952       34 791      12 160       36 332
  Fuel                                                                       3 251       10 299       3 259       10 458
  Purchased power and related services                                       1 875        5 538       1 932        6 497
  Repair and maintenance                                                       776        1 896       1 030        2 320
  Depreciation and amortization                                              3 432       10 164       3 353       10 145
  Salaries and wages                                                         1 296        3 228         901        2 910
  Materials and supplies                                                       473        1 262         400        1 239
  Other operating expenses                                                     849        2 404       1 285        2 763
Income before other expense/income and income taxes                          4 028       14 959       2 441        9 368
Other expenses/income                                                          610       -1 244         -26          327
  Interest on debt, net of capitalized interest                                470        1 234         485        1 200
  Interest on nuclear provisions                                               512        1 537         490        1 470
  Interest income                                                              -59         -130         -53         -114
  Foreign exchange rate losses/gains, net                                     -311          364        -280         -121
  Other expenses/income, net                                                    -2       -4 249        -668       -2 108
Income before income taxes                                                   3 418       16 203       2 467        9 041
  Income taxes                                                                 894        2 783         716        2 119
Net income                                                                   2 524       13 420       1 751        6 922
  Net income per share (CZK per share) - basic                                 4.3         22.9         3.0         11.7
  Net income per share (CZK per share) - diluted                               4.3         22.7         3.0         11.7

CASH FLOW STATEMENT IN ACCORDANCE WITH IFRS (in CZK millions)

                                                                                     1.-9./2005               1.-9./2004
Cash and cash equivalents at the beginning of period                                      1 141                      888
Net cash provided by operating activities                                                24 973                   18 018
  Income before income taxes                                                             16 203                    9 041
  Depreciation and amortization and asset write-offs                                     10 175                   10 160
  Amortization of nuclear fuel                                                            2 197                    2 404
  Interest expense, interest income and dividends income, net                            -2 953                     -593
  Income taxes paid                                                                      -3 038                   -4 219
  Other                                                                                   2 389                    1 225
Total cash used in investing activities                                                 -10 999                   -7 511
  Acquisition/sale of subsidiaries and associates                                        -6 109                   -3 745
  Purchase/sale of fixed assets                                                          -4 406                   -3 833
  Change in decommissioning and other restricted funds                                     -484                       67
Total cash provided by (used in) financing activities                                    -7 981                      831
  Proceeds from/payments of - borrowings                                                 -1 698                    5 688
  Acquisitions/sale of treasury shares                                                     -993                     -135
  Dividends paid                                                                         -5 290                   -4 722
Net effect of currency translation in cash                                                  -50                      108
Net increase/decrease in cash and cash equivalents                                        5 943                   11 446
Cash and cash equivalents at end of period                                                7 084                   12 334

BALANCE SHEET IN ACCORDANCE WITH IFRS (in CZK millions)

                                                                              as at 30.9.2005           as at 31.12.2004
Assets                                                                                263 562                   255 496
Fixed assets                                                                          243 327                   245 108
  Property, plant and equipment                                                       171 400                   178 935
     Plant in service                                                                 283 480                   280 092
     Less accumulated provision for depreciation                                      127 185                   118 224
     Net plant in service                                                             156 295                   161 868
     Nuclear fuel, at amortized cost                                                    8 021                     7 909
     Construction work in progress                                                      7 084                     9 158
  Other non-current assets                                                             71 927                    66 173
     Investments and other financial assets, net                                       70 773                    64 883
     Intangible assets, net                                                             1 154                     1 290
Current assets                                                                         20 235                    10 388
     Cash and cash equivalents                                                          7 084                     1 141
     Receivables, net                                                                   6 456                     5 368
     Income tax receivable                                                              2 710                         0
     Materials and supplies, net                                                        2 672                     2 538
     Fossil fuel stock                                                                    574                       705
     Other current assets                                                                 739                       636
Equity and liabilities                                                                263 562                   255 496
Equity                                                                                169 779                   162 477
     Stated capital                                                                    58 303                    59 218
     Retained earnings and other reserves                                             111 476                   103 259
Long-term liabilities                                                                  66 816                    67 351
     Long-term debt, net of current portion                                            36 901                    38 071
     Accumulated provision for nuclear decommissioning and fuel
     storage                                                                           29 915                    29 280
Deferred tax liability                                                                 14 856                    11 885
Current liabilities                                                                    12 111                    13 783
     Current portion of long-term debt                                                  1 838                     1 809
     Trade and other payables                                                           7 143                     8 703
     Income tax payable                                                                     0                       515
     Accrued liabilities                                                                3 130                     2 756

CAPACITY, EMPLOYEES

                                                                              as at 30.9.2005          as at 31.12.2004
Installed capacity (MW)                                                                12 153                    12 153
Number of employees (pers)                                                              6 507                     6 629
Number of employees per MW of installed capacity (pers/MW)                              0.535                     0.545

ELECTRICITY

                                                                                   1.-9./2005                1.-9./2004
Electricity supplied from CEZ, a. s. power plants (GWh)                                40 809                    42 051
Electricity sold by CEZ, a. s. in the Czech Republic (GWh)                             38 046                    36 286
  of which: sold to regional distribution companies (GWh)                              27 861                    28 602
Domestic electricity price (CZK/MWh)                                                      991                       892
CEZ, a. s. electricity exports (GWh)                                                    5 583                     8 531
CEZ, a. s. electricity imports (GWh)                                                       16                        92
Trading outside the Czech Republic (sales)                                                343                     1 530

REPORT D:

The energy utility, CEZ, has made a preliminary, non-binding bid for the Polish coal company, Katowicki Holding Wenglowy S.A. The privatization tender for no less than a 10% interest in the company was launched by the Polish government at the end of August of this year.

The preliminary bid was made by CEZ in its pursuit to create a vertically integrated energy Group in Central and Southeastern Europe, confirming CEZ's commitment to the Polish energy market.

Katowicki Holding Weglowy S.A. is the second largest hard coal mining company in Poland, with an annual volume of about 18.5 million tons of hard coal.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            CEZ, a. s.
                                                  ------------------------------
                                                           (Registrant)
Date:  October 31, 2005
                                                      By:/s/ Libuse Latalova
                                                         Libuse Latalova
                                                  Head of Finance Administration